BROWNSTEIN HYATT FARBER SCHRECK

Jeffrey M. Knetsch
Attorney at Law
303.223.1160 tel
303.223.0960 fax
jknetsch@bhfs.com

VIA EDGAR

September 15, 2016

Tom Kluck
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Commodities
100 F Street, N.E.
Washington, D.C.  20549

RE:	Full House Resorts, Inc. (the “Company”)
Registration Statement on Form S-3
Filed August 15, 2016
File No. 333-213123

Dear Mr. Kluck:

In response to your letter to Lewis A. Fanger dated September 6, 2016, and on behalf of the Company, in connection with filing the Registration Statement on Form S-3 we provide the following responses to the comments contained in your letter.

Registration Statement on Form S-3

General

1.
We note your disclosure that you are distributing non-transferable subscription rights to purchase shares of common stock. Please tell us how you are eligible to use Form S-3 for this transaction. Specifically, please tell us how you comply with the “outstanding” condition of Instruction I.B.4(a)(1) of Form S-3. Please refer to Securities Act Form Compliance and Disclosure Interpretation Question 116.20.

The Company is not relying on Transaction Requirement Instruction I.B.4(a)(1). The Company is relying on Instruction I.B.6. Instruction I.B.6 allows limited primary offerings using Form S-3 when:

(a) the aggregate market value of securities sold by or on behalf of the registrant pursuant to this Instruction I.B.6. during the period of 12 calendar months immediately prior to, and including, the sale is no more than one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant

The Company did not sell, nor did anyone on behalf of the Company sell, any securities during the 12 calendar months immediately prior to this sale. The Company had 19,018,809 shares of voting and non-voting common equity outstanding on the filing date, of which 5,557,494 are held by affiliates of the Company, leaving 13,461,315 unaffiliated shares outstanding. Based on the closing price of $1.94 on August 12, 2016, the aggregate market value of voting and non-voting common equity held by non-affiliates of the Company was $26,114,951.10. The aggregate market value of the shares registered on the registration statement is $5,000,000.20 (3,846,154 shares at a price of $1.30), which is 19.15% of

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September 15, 2016

$26,114,951.10. Therefore, the aggregate market value of this sale is less than one-third of the aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant on the filing date.

(b) the registrant is not a shell company (as defined in §230.405 of this chapter) and has not been a shell company for at least 12 calendar months previously and if it has been a shell company at any time previously, has filed current Form 10 information with the Commission at least 12 calendar months previously reflecting its status as an entity that is not a shell company; and

The Company is not a shell company and has not been a shell company for at least 12 calendar months previously.

(c) the registrant has at least one class of common equity securities listed and registered on a national exchange

The Company’s common stock is listed and registered on a national securities exchange.

Therefore, the Company satisfies Transaction Requirement Instruction I.B.6.

Incorporation of Certain Documents by Reference, page 3

2.
Please update this section to incorporate by reference the Quarterly Report on Form 10-Q filed August 15, 2016. In addition, please specifically incorporate each current and periodic report filed by you between the date of this letter and the registration statement’s effective date, or include the language set forth in Question 123.05 of our Securities Act Form Compliance and Disclosure Interpretations.

We have updated this section as requested.

In connection with the foregoing, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact me by email at jknetsch@bhfs.com or telephone at 303-223-1160.  Thank you.

Sincerely,

/s/ Jeffrey M. Knetsch
Jeffrey M. Knetsch